FTI Consulting 500 East Pratt Street Suite 1400 Baltimore, MD 21202 410.951.4800 main 410.224.3552 fax www.fticonsulting.com

September 26, 2007

By EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Pam Howell
Special Counsel

Re:	FTI Consulting, Inc.
Definitive 14A
Filed April 11, 2007
File No. 1-14875

Dear Ms. Howell:

This letter is submitted in response to the supplemental comment of the staff transmitted orally to counsel to FTI Consulting, Inc. by telephone on September 24, 2007. Our response to the staff’s comment is set forth below:

Short-Term Non-Equity Incentive or Bonus Compensation, page 37

1. Disclose the “internal quarterly financial projections” referenced in the third sentence after the table that appears on page 4 of your response letter dated September 19, 2007.

Response:

We hereby propose to amend the disclosure set forth in our response letter dated September 19, 2007 by replacing the first three sentences after the table that appears on page 4 of our response letter, with the following:

“As permitted under the Incentive Plan and Section 162(m) of the Internal Revenue Code of 1986, as amended, the Committee approved subjective individual performance criteria relating to the performance of the participants that could be considered by the Committee in it sole discretion, if it so chooses, to reduce but not increase maximum target awards once an EPS target has been achieved. The criteria are general in nature and relate to the

Securities and Exchange Commission

September 26, 2007

achievement of internal quarterly financial benchmarks as well as progress on branding, employee policies, global expansion and acquisition initiatives, succession planning, strategic data collection and analysis, and improving the efficiency of the meetings of the Board and its committees. These quarterly benchmarks do not constitute guidance or projections but were established as benchmarks against which to measure progress. The Committee set first, second, third and fourth quarterly benchmarks of (a) EPS $0.33, $0.43, $0.45 and $0.64, respectively, (b) EBITDA of $42 million, $49 million, $50 million and $65 million, respectively, (c) revenues of $219 million, $229 million, $232 million and $250 million, respectively, and (d) operating cash flow of (negative $50 million), $29 million, $11 million and $103 million, respectively, as well as a leverage ratio at December 31, 2007 of 2.50. FTI does not warrant or represent the accuracy of the quarterly subjective financial benchmarks established by the Committee and there is no assurance that these quarterly benchmarks can or will be met. Actual results may vary materially. Investors should look to our published guidance disclosed in our press release dated August 3, 2007 and furnished as an exhibit to our Current Report on Form 8-K furnished to the Securities and Exchange Commission on August 6, 2007 for a discussion of our guidance and the limitations regarding our guidance.”

If you have any questions with respect to the foregoing, please contact Joanne F. Catanese, Associate General Counsel and Secretary of the Company at 410-224-7867 or joanne.catanese@fticonsulting.com.

Very truly yours,

/S/ ERIC B. MILLER
Eric B. Miller
Senior Vice President and General Counsel